Exhibit 3.3

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following MD&A for Total Energy Services Inc. (“Total Energy” or the “Company”) was prepared as at March 7, 2017 and focuses on information and key statistics from the audited consolidated financial statements of the Company for the year ended December 31, 2016 (the “Financial Statements”) and pertains to known risks and uncertainties relating to the energy services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental conditions.

This MD&A should be read in conjunction with the Company’s Financial Statements, the Company’s 2016 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2016 and the cautionary statement regarding forward-looking information and statements below. Additional information relating to Total Energy, including the Company’s AIF, may be found on SEDAR at www.sedar.com. Unless otherwise indicated, all dollar amounts presented herein are in Canadian dollars.

BUSINESS OF THE COMPANY

Total Energy is a public energy services company based in Calgary, Alberta. Through its operating divisions, wholly owned subsidiaries and limited partnerships, Total Energy is involved in three businesses: contract drilling services (“CDS”), the rental and transportation of equipment used in the drilling, completion and production of oil and natural gas wells (“RTS”) and the fabrication, sale, rental and servicing of new and used natural gas compression and oil and natural gas process equipment (“CPS”). Substantially all of the Company’s operations are conducted within Canada although RTS and CPS conduct a limited amount of business in the United States of America through United States corporate affiliates. CPS generates international sales from its Calgary-based facilities.

Contract Drilling Services: At December 31, 2016, the Company operated a fleet of 18 rigs in Canada. Of these rigs, 16 are telescopic doubles and two are telescopic singles with integrated top drives. The Company also maintains an extensive inventory of top drives, drill pipe and spare components to support its operations.

Rentals and Transportation Services: Total Energy’s RTS business is presently conducted from 21 locations in western Canada and two locations in the northwestern United States. At December 31, 2016, this segment had approximately 10,000 pieces of major rental equipment and a fleet of 121 heavy trucks.

Compression and Process Services: The Company fabricates a full range of natural gas compression equipment as well as select oil and natural gas process equipment. At December 31, 2016 CPS occupied approximately 187,000 square feet of production facilities located in Calgary, Alberta which support Canadian and international equipment sales as well as a network of 11 branch locations throughout western Canada and the northwestern United States from which its natural gas compression parts and service business is conducted. This segment had 39,200 horsepower of compression in its rental fleet at December 31, 2016.

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL INFORMATION

Selected annual financial information derived from the audited consolidated financial statements of the Company for the three most recently completed financial years is set forth below and is prepared in accordance with IFRS.

(in thousands of dollars except per share amounts)	Year Ended Dec. 31, 2016	Year Ended Dec. 31, 2015	Year Ended Dec. 31, 2014
Revenue	$197,800	$283,193	$428,149
Cash provided by operations	38,489	40,744	81,941
Cashflow (1)	15,717	19,064	108,357
Net (loss) income	(11,914)	8,655	53,305
Per share (basic)	(0.38)	0.28	1.71
Per share (diluted)	(0.38)	0.28	1.66
Dividends declared per share	0.24	0.24	0.24
Total assets	522,599	532,379	595,906
Long term liabilities (2) (excluding current obligations under finance leases, current portion of long-term debt and deferred income taxes)	46,557	49,185	72,107

(1)	Cashflow for the year ended December 31, 2015 is net of $12.7 million of income taxes paid during the period that relates to 2014 taxable income as a result of the Company not having been required to make income tax installment payments during 2014 and $7.1 million of taxes paid upon receipt of a federal income tax re-assessment received by the Company on August 30, 2015 as more particularly described in Note 27 of the Audited Consolidated Financial Statements.
(2)	In 2014 includes convertible debentures at face value of $69 million.

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars except per share amounts)
	Financial Quarter Ended (Unaudited)
	Dec 31, 2016	Sept 30, 2016	June 30, 2016	March 31, 2016
Revenue	$57,415	$46,536	$43,893	$49,956
Cashflow	2,827	6,076	1,775	5,039
Cash provided by operating activities	17,100	1,962	6,741	12,686
Net income (loss)	(3,667)	(1,912)	(4,203)	(2,132)
Per share (basic and diluted)	(0.12)	(0.06)	(0.14)	(0.07)

	Financial Quarter Ended (Unaudited)
	Dec 31, 2015	Sept 30, 2015	June 30, 2015	March 31, 2015
Revenue	$52,082	$66,713	$71,908	$92,490
Cashflow	5,662	(580)	6,482	7,500
Cash provided by (used in) operating activities	6,410	(1,960)	12,555	23,739
Net income	(3,019)	1,570	921	9,183
Per share (basic and diluted)	(0.10)	0.05	0.03	0.30

Variations over the quarters are due in part to the cyclical nature of the energy service industry in Canada due to the occurrence of a “breakup”. The first quarter has generally been the strongest quarter for the Company. This strength is due to the northern exposure that the Company has, particularly in its CDS and RTS segments. The northern areas are busiest in the winter as these areas are frozen and allow for improved access to operations locations. The second quarter has generally been the slowest quarter due to a “breakup” as described above. Many of the areas that the Company operates in are not accessible during this period when ground conditions do not permit the movement of heavy equipment. The third quarter has generally been the third busiest quarter, as some of the issues associated with a “breakup” are no longer affecting access to areas of operations. The fourth quarter has usually been the second busiest quarter of the year as customers are generally able to start accessing northern areas with the onset of winter and the ground freezing. Notwithstanding the foregoing, the significant downturn in North American oil and natural gas industry activity that began in mid-2014 has skewed activity levels such that historical Canadian seasonality trends have not been experienced since the latter part of 2015.

2016 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERALL PERFORMANCE

The results for the three months and year ended December 31, 2016 reflect continued challenging North American energy industry conditions. While activity levels began showing signs of recovery, fierce price competition continued, particularly within the CDS and RTS segments, and the Company continued to decline business opportunities determined to be uneconomic or where customer credit risk was determined to be unacceptable. Negatively impacting the Company’s results for the fourth quarter of 2016 was approximately $1.2 million of non-recurring expenses, the majority of which relate to the Company’s outstanding offer to purchase all of the common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”).

The Company’s financial condition remains strong, with a positive working capital balance of $71.8 million as at December 31, 2016 as compared to $90.3 million of working capital at December 31, 2015. Shareholders’ equity decreased by $19.0 million during 2016 due to the realization of a net loss and continued payment of dividends.

Revenue

The 10% increase in revenue for the three months ended December 31, 2016 relative to the same period in 2015 was the result of higher activity levels, particularly within the CPS segment. The 30% decrease in revenue during 2016 was due to lower activity levels and competitive pricing pressures in all three operating segments.

Cost of Services

Cost of services increased by 20% and decreased by 22% to $47.3 million and $160.5 million, respectively, for the three months and year ended December 31, 2016, as compared to $39.3 million and $206.6 million for the same periods in 2015. The increase in costs of services during the fourth quarter of 2016 was the result of higher activity levels, particularly within the CPS segment. The decrease during 2016 resulted primarily from lower activity levels in all three operating segments. Gross margin, as a percentage of revenue, for the three months and year ended December 31, 2016 was 18% and 19%, respectively, as compared to 24% and 27% for the same periods in 2015. The lower gross margin realized in 2016 compared to 2015 is due primarily to price declines arising from competitive market conditions not being proportionately offset by cost reductions. Further, as the CDS and RTS segments historically generate a higher gross margin percentage than the CPS segment, the fact that these two segments contributed a lower portion of consolidated revenue in 2016 as compared to 2015 also contributed to such decline in gross margin.

Cost of services includes salaries and benefits for operations personnel, equipment repairs and maintenance, fuel, inventory used to manufacture compression and process equipment and rent, utilities and property taxes related to manufacturing facilities and operations branches.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 9% and decreased by 18% for the three months and year ended December 31, 2016 relative to the prior year comparable periods. The increase during three months ended December 31, 2016 was due primarily to costs associated with Company’s offer to purchase all of the Savanna Shares made on December 9, 2016. The decrease during 2016 was due to decreased activity levels and efforts to reduce such costs given weak industry conditions. Cost reductions were achieved primarily through lower staffing levels, reductions in wages and salaries and negotiated pricing discounts from third party suppliers. Offsetting realized cost savings was a bad debt provision of $0.3 million for the year ended December 31, 2016.

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Included in selling, general and administrative costs are salaries and benefits for sales, office and administrative staff, rent, utilities and property taxes related to the Company’s various divisional offices and its corporate head office as well as professional fees and other costs incurred to maintain the Company’s public listing and conduct investor relations activities. Also included in these costs is compensation for directors and officers pursuant to the Company’s cash based compensation plans.

Share-based Compensation Expense

Share-based compensation expense arises from share options granted pursuant to the share option plans implemented in 2015 and 2012. The decrease in share-based compensation expense for the three months and the year ended December 31, 2016 compared to the same period in 2015 was due to the vesting of the first tranche of share options issued in 2015 and the expiry and forfeiture of certain options in 2016.

Depreciation Expense

The increase in depreciation expense during the three months and year ended December 31, 2016 as compared to the same period in 2015 was primarily due to a change in depreciation estimate in the CDS segment as described in Note 10 of the 2016 Audited Consolidated Financial Statements. All of the Company’s property, plant and equipment is depreciated on a straight-line basis with the exception of contract drilling equipment, which is depreciated on a utilization basis subject to a minimum annual depreciation expense equal to an annual utilization of 96 days.

As a result of this change in estimate, there was an increase in depreciation expense of $1.8 million for the year ended December 31, 2016.

Operating Income (Loss)

The realization of operating losses for the three months and year ended December 31, 2016 as compared to the operating loss and operating earnings for the same periods in 2015, respectively, is due to revenues decreasing disproportionately greater than costs, which in turn was due to challenging industry conditions and the Company’s response thereto that included declining business opportunities due to unacceptable price expectations and credit risk as well as continued maintenance of its equipment and operating infrastructure. The decision to maintain its operating capacity was made with the intent to better position the Company for an eventual industry recovery. The increase in depreciation expense arising from the change in depreciation estimates in the CDS segment during the third quarter of 2016 also contributed to such operating loss during this period.

Finance income

The decrease in finance income during the three months and year ended December 31, 2016 compared to the same period in 2015 is due primarily to no dividends received in 2016 on other assets, being marketable securities held by the Company, partially offset by an increase in the market value of such holdings. Finance income includes dividends, increase in fair value of other assets, interest income on bank balances and other ancillary interest income.

Finance Costs

The decrease in finance costs for the three months and year ended December 31, 2016 compared to 2015 was due primarily to a lower unrealized decrease in the market value of other assets and lower interest expense due to the redemption of $69 million of convertible debentures in May 2015 (see “Liquidity” section of this MD&A for further details). In addition to unrealized losses on other assets, finance costs include interest paid on finance leases, interest expense on the Term Loan (as defined under the heading “Liquidity and Capital Resources”) and, during the year ended December 31, 2015, interest expense (including accretion) on the convertible debentures.

2016 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gain on Sale of Property, Plant and Equipment

Disposals of equipment result from the exercise of purchase options on compression equipment previously on rent in the CPS segment as well as the replacement and upgrade of older equipment in the Company’s equipment fleet.

During the year ended December 31, 2016, proceeds from the sale of property, plant and equipment totaled $5.1 million and resulted in a gain on sale of $1.0 million as compared to proceeds of $31.4 million and a gain on sale of $5.6 million for the comparable period of 2015. Such proceeds from dispositions related primarily to the sale of compression equipment from the CPS segment’s compression rental fleet.

Income Taxes and Net income

The realization of an income tax recovery during the three months and year ended December 31, 2016 was due to the Company realizing a net loss before income taxes as compared to the same periods in 2015 when the Company was profitable and therefore subject to corporate income tax expense.

Outstanding take-over bid to purchase shares of Savanna Energy Services Corp.

On December 9, 2016, the Company commenced an offer to purchase (the “Offer”) all of the common shares (the “Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”), including any Savanna Shares that may become issued and outstanding (including upon the exercise, exchange or conversion of any securities convertible into, or exchangeable or exercisable for, Savanna Shares or otherwise evidencing a right to acquire any Savanna Shares or other securities of Savanna) after December 9, 2016 but prior to 11:59 p.m. (Pacific Time) on March 24, 2017, unless the Offer is accelerated or extended by the Company or withdrawn by the Company. The Offer was amended on March 1, 2017. Savanna shareholders who accept the Offer will be entitled to receive, in exchange for their Savanna Shares, 0.1300 of a common share of the Company plus $0.20 cash for each Savanna Share. This exchange ratio is fixed and unless the Offer is amended or varied by the Company, will not be adjusted to reflect changes in the prices for Savanna Shares or the Company’s common shares prior to the expiry of the Offer.

The financial impact of this transaction on the Company’s financial statements will be determined in the event that the Offer is successful.

SEGMENTED RESULTS

Contract Drilling Services

The revenue reported from the CDS segment increased by 4% to $4.1 million for the three months ended December 31, 2016, as compared to $4.0 million for the same period in 2015 and decreased by 30% to $11.1 million for the year ended December 31, 2016, as compared to $15.9 million for the same period in 2015. For the fourth quarter of 2016 the CDS segment achieved a utilization rate, on a spud to rig-release basis, of 18% and year to date utilization of 12%, as compared to 15% and 14%, respectively, for the same periods in 2015. This decrease in utilization during 2016 relative to 2015 was due to substantially decreased oil and natural gas drilling activity in Canada and the Company’s decision to forego opportunities to deploy equipment due to unacceptable pricing and customer credit risk. Operating days (spud to rig-release) for the three months and year ended December 31, 2016 totaled 298 and 776 days, respectively, as compared to 241 and 920 days for the same periods in 2015. Revenue per operating day received for contract drilling services for the three months and year ended December 31, 2016 decreased 16% and 17%, respectively, as compared to revenue per operating day during the same periods of 2015. The decrease in revenue per operating day was due primarily to lower spot market pricing as the Company had no drilling rigs under term fixed price contracts.

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The CDS segment realized an operating loss of $0.9 million and $2.4 million, respectively, for the three months and year ended December 31, 2016, as compared to operating income of $0.3 million and $1.7 million for the prior year comparable periods. The substantial decline in equipment utilization combined with fierce price competition over the course of 2016 led to a reduction in revenue that was disproportionate to the reduction in costs, particularly due to the Company’s determination not to cannibalize its drilling rig fleet in order to defer maintenance expenditures. In addition, for the year ended December 31, 2016, the $1.8 million increase in depreciation expense due to the changes in depreciation estimates implemented during the third quarter of 2016 also contributed to such operating losses (see Note 10 of the 2016 Audited Consolidated Financial Statements).

Rentals and Transportation Services

The revenue reported from the RTS segment decreased by 4% and 45% to $11.2 million and $39.1 million, respectively, for the three months and year ended December 31, 2016, as compared to $11.7 million and $71.0 million for the same periods in 2015. The revenue decrease was due primarily to reduced equipment utilization and pricing. Average utilization of the rental assets was 18% and 14%, respectively, for the three months and year ended December 31, 2016, as compared to 17% and 24% for the prior year comparable periods. Segment revenue per utilized rental piece decreased 9% and 6%, respectively, for the fourth quarter and year of 2016, respectively, as compared to the same periods in 2015. This segment exited the fourth quarter of 2016 with approximately 10,000 pieces of major rental equipment and a fleet of 121 heavy trucks as compared to 10,000 pieces of rental equipment and 119 heavy trucks at the end of 2015.

The RTS segment realized an operating loss of $4.2 million and $15.2 million, respectively, for the three months and year ended December 31, 2016, as compared to operating loss of $3.1 million and operating income of $1.7 million for the comparable periods in 2015. This decline resulted primarily from lower equipment utilization and pricing in 2016 as compared to 2015 and the fact that costs did not decrease proportionately to revenues, due in part to the Company’s determination to maintain its geographic presence and core operating capacity in anticipation of an eventual recovery in industry conditions. This segment has a relatively high fixed cost structure as compared to the Company’s other business segments. Such fixed cost structure includes costs associated with its significant operating branch infrastructure, including maintenance and repairs, utilities, insurance, property taxes and rent. In addition, depreciation expense on this segment’s equipment fleet is recorded on a straight-line basis and is not correlated to levels of activity.

Compression and Process Services

The revenue reported from the CPS segment increased by 16% and decreased by 25% to $42.1 million and $147.6 million, respectively, for the three months and year ended December 31, 2016, as compared to $36.5 million and $196.3 million for the same periods in 2015. The revenue increase during the fourth quarter of 2016 was due primarily to higher activity levels, particularly within certain international markets including Australia. The year over year revenue decrease was due primarily to lower demand for new equipment and a smaller compression rental fleet operating at a lower utilization rate compared to the prior year period. The reduction in the size of the compression rental fleet was due to significant disposals of rental units during 2015. During 2016, approximately 2,000 horsepower of idle rental compression units were sold to third party customers as compared to approximately 25,700 horsepower sold upon the exercise of purchase options by customers during the same period in 2015. This segment exited the fourth quarter of 2016 with a backlog of fabrication

2016 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

sales orders of approximately $65.5 million, as compared to a backlog of $48.9 million at December 31, 2015 and $62.0 million at September 30, 2016. The timeline for conversion of such sales backlog into revenue varies from order to order and often changes due to factors outside of the Company’s control. As at December 31, 2016, the total horsepower of compressors on rent was approximately 12,600 as compared to approximately 15,800 as at December 31, 2015 and 11,400 at September 30, 2016. The compression rental fleet experienced an average utilization of 32% (based on fleet horsepower) during both the three months and year ended December 31, 2016, as compared to 42% and 61%, respectively, for the same periods in 2015.

The CPS segment generated operating income of $2.8 million and $7.9 million, respectively, for the three months and year ended December 31, 2016, as compared to $3.4 million and $21.7 million for the comparable periods in 2015. Operating income margins in this segment were 7% and 5%, respectively, for the three months and year ended December 31, 2016, as compared to 9% and 11% for the comparable periods in 2015. The decrease in operating income margin during 2016 compared to 2015 was a result of competitive pricing, lower production levels due to lower customer demand (which in turn resulted in lower overhead absorption) and a 20% decrease in compression horsepower on rent at December 31, 2016 compared to December 31, 2015.

Corporate

Total Energy’s Corporate segment consists of the Company’s corporate and other activities. This segment does not generate any revenue but provides sales, operating, financial, treasury, analytical and other support services to Total Energy’s business segments and manages the corporate affairs of the Company, including matters related to its public listing.

The Corporate segment realized an operating loss of $2.0 million and $5.4 million, respectively, for the three months and year ended December 31, 2016, as compared to $1.0 million and $5.3 million for the comparable periods in 2015. The increase in the operating losses during the fourth quarter of 2016 was due to costs incurred in connection with Company’s offer to purchase all of the issued and outstanding common shares of Savanna Energy Services Corp.

LIQUIDITY AND CAPITAL RESOURCES

Cash Provided by Operating Activities and Cashflow

Cash provided by operating activities was $17.1 million and $38.5 million, respectively, for the three months and year ended December 31, 2016, as compared to $6.4 million and $40.7 million for the comparable periods in 2015. Cashflow was $2.8 million and $15.7 million, respectively, for the three months and year ended December 31, 2016, as compared to $5.7 million and $19.1 million for the comparable periods in 2015. The changes in cash provided by operating activities and cashflow were due primarily to changes in operating income as described above and working capital balances. Cashflow for 2016 was negatively impacted by the realization of a net loss. The Company reinvests any remaining cash provided by operating activities after required long-term debt and finance lease payments and dividend payments to shareholders into the internal growth of existing businesses, acquisitions, voluntary repayment of long-term debt or the repurchase of the Company’s shares pursuant to the Company’s normal course issuer bid.

Investing Activities

Net cash used in investing activities was $5.8 million and $16.7 million, respectively, for the three months and year ended December 31, 2016, as compared to $3.0 million and $4.6 million for the comparable periods in 2015. During 2016, the Company realized $5.1 million of proceeds from the sale of property, plant and equipment (“PP&E”) as compared to $31.4 million of proceeds in 2015. Such proceeds are derived primarily from the disposal of compression rental equipment and, to a lesser extent, the replacement and upgrade of older equipment in the Company’s fleet.

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During 2016, $11.1 million of PP&E purchases and $10.9 million of acquisitions were allocated as follows: $1.3 million in the CDS segment relating primarily to the purchase of rig equipment, $18.1 million in the RTS segment relating primarily to acquisitions and purchases of new and used rental equipment and $2.5 million in the CPS segment relating primarily to additions to the compression rental fleet.

Financing Activities

Net cash used in financing activities was $3.6 million and $14.8 million, respectively, for the three months and year ended December 31, 2016, as compared to $3.9 million and $35.0 million for the comparable periods in 2015. The decrease in net cash used in financing activities in 2016 was primarily due to the redemption of $69 million of convertible debentures in May of 2015 that was funded by the $50.0 million Term Loan (as defined under the heading “Liquidity” below) and cash on hand.

Liquidity

The Company had a working capital surplus of $71.8 million as at December 31, 2016 compared to $90.3 million as at December 31, 2015. As at December 31, 2016 and the date of this MD&A, the Company is in compliance with all debt covenants.

The Company has a $65 million committed revolving facility (the “Operating Facility”) with a major Canadian financial institution that was recently renewed to February 17, 2019. Repayment of amounts drawn on the Operating Facility are not required until February 2019 in the event such facility is not subsequently renewed. The Operating Facility bears interest at the lender’s prime rate plus 0.40% and is secured by the Company’s cash and cash equivalents, accounts receivable and inventory. As at December 31, 2016, the Operating Facility was undrawn and available to the extent of $58.5 million based on the prescribed margin requirements at that time.

On May 19, 2015, the Company completed the redemption of $69 million of 5.75% convertible unsecured subordinated debentures (the “Debentures”) that were due to mature on March 31, 2016. Upon redemption, the Company paid to the holders of Debentures $1,007.72 per $1,000 principal amount of Debentures which was equal to the outstanding principal amount of the Debentures plus accrued and unpaid interest up to, but excluding, the redemption date. This transaction resulted in additional accelerated accretion expense of $0.7 million that was recorded as part of finance costs and a reduction of $1.2 million to the equity portion of the Debentures. The remaining $3.4 million equity portion of the Debentures was credited to retained earnings.

In connection with the redemption of the Debentures, the Company secured a $50 million bank loan (the “Term Loan”) with the Company’s primary bank. See Note 14 of the 2016 Audited Consolidated Financial Statements for further details regarding the Operating Facility and the Term Loan.

The Company expects that cash and cash equivalents, cash flow from operating activities, together with existing and available credit facilities, will be sufficient to fund its presently anticipated requirements for investments in working capital and capital assets as well as required debt and finance lease payments, dividend payments and common share repurchases.

2016 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividends

For the three months and year ended December 31, 2016 and 2015, the Company declared dividends of $1.9 million ($0.06 per share) and $7.4 million ($0.24 per share), respectively.

For 2017, the Company currently expects cash provided by operating activities and cashflow to exceed dividends to shareholders. Management and the Board of Directors of the Company continue to monitor the Company’s dividend policy in the context of industry conditions and forecasted net income, cashflow, cash provided by operating activities, debt levels, capital expenditures and other investment opportunities and will aim to finance future dividends through cash provided by operating activities.

Capital Spending

Capital spending in 2016 amounted to $21.9 million and related to $11.1 million of PP&E purchases and $10.9 million of acquisitions. Capital Spending was funded with cash on hand. For further information, see Notes 5 and 10 to the 2016 Audited Consolidated Financial Statements. The Company’s capital spending for 2017 is currently budgeted to be $22.8 million.

CONTRACTUAL OBLIGATIONS

At December 31, 2016, the Company had the following contractual obligations:

	Payments due by year
(in thousands of dollars)	Total	2017	2018	2019	2020	2021 and after
Long-term debt	$46,900	$1,938	$1,998	$2,060	$40,904	$—
Commitments (1)	3,918	1,958	1,138	664	79	79
Finance leases	3,003	1,408	782	505	227	81
Purchase obligations (2)	22,089	22,089	—	—	—	—

Total contractual obligations	$75,910	$27,393	$3,918	$3,229	$41,210	$160

(1)	Commitments are described in Note 26 to the 2016 Audited Consolidated Financial Statements.
(2)	Purchase obligations are described in Note 26 to the 2016 Audited Consolidated Financial Statements. As at December 31, 2016, purchase obligations relate to Total Energy’s commitment to purchase $22.1 million of inventory for the Compression and Process Services segment.

OFF-BALANCE SHEET ARRANGEMENTS

During 2016 and 2015, the Company had no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During 2016 and 2015, the Company had no material transactions with related parties.

FINANCIAL INSTRUMENTS

Fair values

As at December 31, 2016, the fair value of other assets was approximately $5.1 million. The net present value of future cash repayments of the Term Loan is $46.5 million utilizing an interest rate for a similar debt instrument at December 31, 2016 of 3.32%. The carrying value and Company`s liability with respect to the Term Loan is $46.9 million.

FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTSTANDING COMPANY SHARE DATA

As at the date of this MD&A, the Company had 30,920,000 common shares outstanding.

Summary information with respect to share options outstanding is provided below:

Outstanding at December 31, 2016	Exercise Price	Remaining life (years)	Exercisable at December 31, 2016
1,140,000	$13.74	0.40	1,140,000
76,666	$14.96	1.10	76,666
53,334	$14.72	1.40	53,334
1,290,000	$14.13	3.60	429,997

2,560,000	$13.99	2.05	1,699,997

OUTLOOK

Industry Conditions

North American oil and natural gas drilling and completion activity levels during the fourth quarter of 2016 remained low compared to historical levels. While there was some improvement in oil and natural gas prices over the course of 2016, the prices for these commodities have been volatile and did not recover to the levels realized prior to the industry downturn that began in the second half of 2014. As a result, many North American oil and natural gas producers remained in a difficult financial position, which in turn resulted in substantial reductions to their capital expenditure programs for 2016. Preliminary indications for 2017 are that North American oil and natural gas producers will increase their capital expenditure budgets as compared to 2016. This is evidenced by higher levels of oil and natural gas drilling and completion activity thus far in 2017 as compared to 2016. However, utilization levels generally remain below energy service industry capacity and sustained higher activity levels will be required to support price increases necessary for a return to significant energy service industry profitability.

Despite near term challenges, the Company believes that medium to long-term fundamentals require continued exploration and development in Canada and elsewhere, particularly in respect of unconventional reserves, to meet global demand for oil and natural gas. A continued focus on the development of unconventional oil and natural gas resources in Canada is expected to continue to drive activity in the future, particularly should export opportunities for Canadian producers increase through the construction of new liquefied natural gas (“LNG”) export terminals and additional pipeline or other take-away capacity.

RISK FACTORS AND RISK MANAGEMENT

In the normal course of business, Total Energy is exposed to financial and operating risks that may potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. There have been no significant changes in risk and risk management in 2016 other than as described below.

Industry Conditions

While oil and natural gas prices have increased somewhat from the beginning of 2016, they remain low by historical standards. As a result, there continues to be significant uncertainty and volatility in the oil and gas industry and North American oil and natural gas drilling and completion activity remains relatively low. These low industry activity levels have resulted in fierce price competition for the products and services provided by the Company, particularly in the CDS and RTS segments. While the Company has been proactive in managing its operating cost structure to adapt to the current environment, continued low industry activity levels may require additional substantive measures be taken to preserve the

2016 ANNUAL REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Company’s financial strength and flexibility. To date, the Company has made the strategic decision to preserve its operating infrastructure and capacity so as to minimize the cost of responding to increased activity levels in the future. This decision has resulted in increased operating costs relative to further costs savings that could be achieved by materially reducing operating capacity through the closure of operating branches and other similar measures.

Credit Risk

As a result of the challenging oil and natural gas market conditions, the Company continues to face heightened counterparty credit risk as a substantial portion of the Company’s dealings are with entities involved in the oil and gas industry. In regards to accounts receivable, the Company remains focused on actively managing credit risk. Specifically, management has remained diligent in assessing credit levels granted to customers, monitoring the aging of receivables and taking proactive steps to collect outstanding balances.

The Company does not have significant exposure to any individual customer or counter party other than two intermediate oil and gas companies that accounted for over 10% of revenue, one during the three-month period and another during the year ended December 31, 2016. No other customer accounted for more than 10% of revenue during this period. Concentration of credit risk on the Company’s trade accounts receivable exists in the oil and gas industry.

Government Regulation

Total Energy’s business and the business of its customers are subject to significant and evolving laws and government regulations, including in the areas of environment, health and safety. The recent implementation of a “carbon tax” by the Government of Alberta, effective January 1, 2017 is expected to increase the Company’s operating costs although the Company is not able to quantify the full impact of such tax at this time.

CRITICAL ACCOUNTING ESTIMATES

Management is responsible for applying judgment in preparing accounting estimates. Certain estimates and related disclosures included within the financial statements are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management’s current judgments. An accounting estimate is considered critical only if it requires the Company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and different estimates the Company could have used would have a material impact on Total Energy’s financial condition, changes in financial condition or results of operations.

There have been no material changes to our Critical Accounting Estimates during 2016, other than change in depreciation estimates in the CDS segment.

Change in accounting estimate

During the third quarter of 2016, the Company conducted an operational efficiency review of its drilling rigs and related equipment based on the current economic and operating environment and taking into consideration the operating history of these assets, in order to assess their useful lives, pace of economic consumption and residual values. The Company continues to believe the utilization method based on operating days is appropriate, but has adjusted its “operating days used” estimates to reflect economic consumption of the rig and related equipment in periods of inactivity, essentially establishing a minimum depreciation charge based on 96 operating days each year, in addition to changing its residual value estimates to nil. The change in estimate results in these assets being depreciated during periods of inactivity. For further details, see Note 10 of the 2016 Audited Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of this change in estimate, there was an increase in depreciation expense of $1.8 million for the year ended December 31, 2016.

Critical Judgments in Applying Accounting Policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

The Company’s assets are aggregated into cash-generating units for the purpose of calculating impairment. Cash generating units (“CGU” or “CGUs”) are based on management’s judgments and assessment of the CGU’s ability to generate independent cash inflows. Judgments are also required to assess when impairment indicators exist and impairment testing is required.

The Company is required to exercise judgment in assessing whether the criteria for recognition of a provision or a contingency have been met. The Company considers whether a present obligation exists, probability of loss and if a reliable estimate can be formulated.

The Company’s functional currency is based on the primary economic environment in which it operates and is based on an analysis of several factors including which currency principally affects sales prices of products sold by the Company, which currency influences the main expenses of providing services, in which currency the Company keeps it receipts from operating activities and in which currency the Company has received financing.

The Company makes judgments regarding the determination of its reportable segments, including aggregation criteria (as appropriate), for segmented reporting.

Judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Key Sources of Estimation Uncertainty

The following are key estimates and their assumptions made by management affecting the measurement of balances and transactions in these consolidated financial statements.

Where impairment indicators exist or annually for goodwill, the recoverable amount of the asset or CGU is determined using the greater of fair value less costs to sell or value-in-use. Value-in-use calculations require assumptions for discount rates and estimations of the timing for events or circumstances that will affect future cash flows. Fair value less costs to sell requires management to make estimates of fair value using market conditions for similar assets as well as estimations for costs to sell taking into account dismantle and transportation costs.

The Company is required to estimate the amount of provisions and contingencies based on the estimated future outcome of the event.

The Company uses the percentage-of-completion method in accounting for its equipment manufacturing contract revenue. Use of the percentage-of-completion method requires estimates of the stage of completion of the contract to date as a proportion of the total work to be performed.

As pertains to property, plant and equipment the Company is required to estimate the residual value and useful lives of assets for purposes of depreciation.

As pertains to accounts receivable the Company is required to estimate allowances for doubtful accounts based on historic collection trends and experiences with customers.

In a business combination, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of property, plant and equipment and intangible assets being acquired.

The Company’s estimate of share-based compensation is dependent upon estimates of historic volatility and forfeiture rates.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s estimate of the fair value of forward foreign exchange contracts is dependent on estimated forward prices / rates and volatility in those prices / rates.

The Company’s estimate of the fair value of other assets is based on the market prices quoted on the relevant stock exchanges. Such market prices are volatile and subject to change.

The deferred tax liability is based on estimates as to the timing of the reversal of temporary differences, substantively enacted tax rates and the likelihood of assets being realized.

FUTURE ACCOUNTING POLICIES CHANGES

There have been no significant future accounting policy changes during 2016.

The following outlines the new accounting pronouncements issued by the IASB that are applicable to, or may have a future impact on, the Company.

IFRS 15 Revenue from Contracts with customers

In May 2014, IFRS 15, Revenues from Contracts with customers, was introduced to clarify the principles for recognizing revenue from contracts with customers. The main objective is to remove inconsistencies and weaknesses in existing revenue recognition standards by providing clear principles for revenue recognition in a robust framework, provide a single revenue recognition model which will improve comparability, and simplify the preparation of the financial statements.

The Company’s preliminary high level assessment has not identified any material differences in reporting under IFRS 15. In the first quarter of 2017 the Company expects to complete detailed gap assessments. The Company will also continue to evaluate the potential impacts to systems and processes.

IFRS 15 permits the use of either a full retrospective transition method or modified retrospective transition method. The Company anticipates that it will adopt the standard on January 1, 2018, in accordance with required effective date, using the modified retrospective method. The Company is continuing to evaluate the impact of various practical expedients that are available under this method.

IFRS 16 Leases

IFRS 16, published on January 13, 2016, supersedes IAS 17 - Leases. The standard provides a single lessee accounting model, requiring lessee`s to recognize assets and liabilities for all leases unless a lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

IFRS 16 applies to reporting periods beginning on or after January 1, 2019. Management is assessing the impact of the adoption of IFRS 16 on the Company’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS 9 Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments—Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories; amortized cost and fair value through profit and loss. The standard is effective for annual and interim reporting periods beginning on or after January 1, 2018. The Company does not anticipate a significant impact to the consolidated financial statements.

IFRS 9 will be adopted in the Company’s consolidated financial statements when mandatory adoption is required and management anticipates that the application of IFRS 9 will not have a significant effect on the Company’s consolidated financial statements.

NON-IFRS MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful measure because it gives an indication of the results from the Company’s primary business activities prior to consideration of how such activities are financed and the impact of taxation and non-cash depreciation and amortization charges. Reconciliation of this non-IFRS measure to net income (loss) is set forth below.

EBITDA	Three months ended Dec. 31, 2016	Three months ended Dec. 31, 2015	Year ended Dec. 31, 2016	Year ended Dec. 31, 2015
Net income (loss) and total comprehensive income (loss)	$(3,667)	$(3,019)	$(11,914)	$8,655
Add back (deduct):
Depreciation	7,775	6,732	28,134	27,488
Finance income	(57)	(260)	(547)	(897)
Finance costs	621	3,547	2,426	9,728
Income tax (recovery) expense	(1,118)	(419)	(4,058)	7,895

EBITDA	$3,554	$6,581	$14,041	$52,869

Net Debt is equal to long-term debt plus obligations under finance leases plus current liabilities minus current assets.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying audited consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying audited consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer, together with other members of management (collectively, the “Officers”), have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that the information required to be disclosed by the Company and its consolidated divisions, subsidiaries and partnerships in its filings or other reports submitted by it under securities legislation is in compliance with the time periods specified in the securities legislation. These disclosure controls and procedures include controls and procedures which have been designed

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to ensure that the information required to be disclosed by the Company and its consolidated divisions and subsidiaries in its filings or other reports submitted by it under securities legislation is accumulated and communicated to the Officers and others within those entities to allow timely decisions regarding required disclosure.

Disclosure Controls and Procedures: The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is reported within the time periods specified under securities laws, and include controls and procedures that are designed to ensure that information is communicated to management of Total Energy, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual Financial and Interim Filings) was conducted as at December 31, 2016. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer of Total Energy have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2016.

Internal Control Over Financial Reporting: The Chief Executive Officer and Chief Financial Officer of Total Energy are responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). The Chief Executive Officer and Chief Financial Officer of Total Energy directed the assessment of the design and operating effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 and based on that assessment determined that the Company’s internal control over financial reporting was, in all material respects, appropriately designed and operating effectively. There were no changes to internal controls over financial reporting that would materially affect, or be reasonably likely to materially affect, the Company’s internal controls over financial reporting during the quarter ended December 31, 2016.

While the Officers have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures will not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business divisions operated through affiliates of Total Energy, expectations respecting the competitive position of such business divisions, expectations concerning the financing of future business activities, statements as to future economic and operating conditions and expectations regarding the payment of dividends in the future. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause

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MANAGEMENT’S DISCUSSION AND ANALYSIS

actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Company is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Company’s various business divisions to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Company’s various business divisions to attract and maintain key personnel and other qualified employees, various environmental risks to which the Company’s business divisions are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Company’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws and regulations or changes in existing laws, regulations or administrative practices on the part of regulatory authorities, including without limitation taxation and environmental laws and regulations and changes in how such laws and regulations are interpreted and enforced. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management’s views concerning the negotiating position of the Company and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Company (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Company’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions, current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Company and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A. All of the forward-looking statements of the Company contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Company is exposed are described in additional detail in this MD&A under the heading “Risk Factors” below and in the Company’s AIF. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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